

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-mail
Sunil Bhonsle
President
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

Re: Titan Pharmaceuticals, Inc.
Form 10-K for the Fiscal year Ended December 31, 2012
Filed March 18, 2013
File No. 000-27436

Dear Mr. Bhonsle:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business
License Agreements, pages 5-6

1. We note your discussion of a license agreement with Braeburn regarding the commercialization of Probuphine in the United States and Canada. Please disclose the duration and termination provisions of the agreement.

Patents and Proprietary Rights, page 6

2. You mention that you are the assignee of a patent relating to the use of Probuphine for the treatment of opioid addiction. As to any licensed or assigned material patents related to Probuphine, please indicate from whom the patents were licensed or assigned and describe the material terms of the license agreement or assignment, including duration and any conditions that must be satisfied in order to maintain the use of the patent. If the patent was assigned to you from a licensee please also identify the original licensor, the

Sunil Bhonsle
Titan Pharmaceuticals, Inc.
July 22, 2013
Page 2

assigning licensee and the terms of the original license. Please file all such license or assignment agreements as exhibits to your annual report. Alternatively, provide us your analysis as to why you are not substantially dependent on any such agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        David Levine, Esq.
        Loeb & Loeb LLP